ening to our customers



Second
Quarter
Report
2002

NATIONAL
BANK
OF CANADA

Highlights

(unaudited)	Quarter ended April 30 2002	2001	% change	Six months ended April 30 2002	2001	% change
Operating results						
(millions of dollars)						
Total revenues (taxable equivalent basis)	**$ 827**	$ 798	4	**$ 1,632**	$ 1,560	5
Income before goodwill charges	**122**	145	(16)	**268**	287	(7)
Net income	**122**	140	(13)	**268**	278	(4)
Return on common shareholders' equity before goodwill charges	**13.1 %**	16.6 %		**14.1 %**	16.3 %	
Per common share						
Income before goodwill charges	**$ 0.62**	$ 0.71	(13)	**$ 1.35**	$ 1.42	(5)
Net income	**0.62**	0.69	(10)	**1.35**	1.37	(2)
Dividends paid	**0.24**	0.21	14	**0.45**	0.40	13
Book value				**19.53**	18.08	8
Stock trading range						
High	**34.93**	31.00		**34.93**	31.00	
Low	**29.14**	26.05		**24.70**	23.00	
Close	**33.40**	26.45		**33.40**	26.45	

Financial position (millions of dollars)	April 30 2002	October 31 2001	
Total assets	**$ 74,670**	$ 75,763	(1)
Loans and acceptances	**44,772**	48,062	(7)
Deposits	**51,086**	51,436	(1)
Subordinated debentures and shareholders' equity	**5,545**	5,763	(4)
Capital ratios - BIS			
Tier 1	**10.7 %**	9.6 %	
Total	**14.5 %**	13.1 %	
Impaired loans, net (Note 5)	**(92)**	91	
Impaired loans, net as a % of net loans and acceptances	**(0.2)%**	0.2 %	
Assets under administration/management	**135,515**	115,086	
Total personal savings	**64,864**	60,783	
Interest coverage	**8.44**	8.74	
Asset coverage	**3.46**	3.55	
Other information			
Number of employees	**16,957**	17,070	(1)
Number of branches in Canada	**544**	546	–
Number of banking machines	**821**	834	(2)

Message to Shareholders

National Bank of Canada declared income before goodwill charges of $122 million or 62 cents per share for the second quarter ended April 30, 2002, compared to $145 million or 71 cents per share for the corresponding quarter of 2001. Return on common shareholders' equity was 13.1% for the quarter as against 16.6% for the same quarter last year.

During the quarter, the National Bank increased its provision for credit losses by $100 million following a decision by BCE Inc. to cease providing financial support to its Teleglobe subsidiary. Moreover, the Bank reduced its general allowance for credit risk by $30 million and recorded $10 million in revenues generated by merchant banking investments. Taken together, these items reduced earnings for the quarter, net of income taxes, by $38 million or 20 cents per share.

	Millions of dollars		Per share
	Before taxes	After taxes	
Net income as reported		122	$ 0.62
Additional credit losses	100	63	0.33
General allowance for credit risk	(30)	(19)	(0.10)
Revenues – merchant banking investments	(10)	(6)	(0.03)
		160	$ 0.82

The steps taken by the Bank in the first quarter with respect to its impaired loan portfolio had given it manoeuvrability so that it was able to take action in the telecommunications sector.

Financial Markets, Treasury and Investment Banking posted excellent results and the other business units turned in a satisfactory performance in the current economic environment.

Other strategic measures were also taken during the second quarter in order to further strengthen the Bank's position in certain target markets. For instance, the Bank announced that it had concluded a definitive agreement to acquire Putnam Lovell Group Inc., an American investment bank founded in 1987 with offices in New York, San Francisco, Los Angeles and London, all focusing exclusively on the financial services industry. The advisory services of Putnam Lovell and the Financial Institutions Group of National Bank Financial will be merged under the name Putnam Lovell NBF.

This transaction is consistent with National Bank Financial's strategic plan of developing capabilities in areas where NBF already has proven expertise in the domestic market, without increasing the National Bank's credit risk.

With respect to e-commerce, some 2.8 million visitors to the popular Sympatico-Lycos French Internet portal will now be able to obtain flexible Bank products and advisory services online thanks to a partnership agreement signed in February. The tools and content of the Bank's site will be integrated into the "*mes finances*" section of the Sympatico portal, thereby giving Internet users quick access to the Bank's financial products and advisory services at their convenience.

Réal Raymond
President and
Chief Executive Officer

Montreal, May 30, 2002

Management's Analysis of the Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the second quarter and the six months ended April 30, 2002.

Strategic Objectives

As indicated in the 2001 Annual Report, the National Bank set certain strategic objectives for itself for fiscal 2002 and subsequent years. The results obtained for the second quarter and the first six months of 2002 include the impact of the provision for credit losses recorded in the telecommunications sector.

	Objectives	2002 Q1 Results	2002 Q2 Results	2002 6-Mos. Results
Growth in earnings per share	4% - 6%	+ 3%	-13%	-5%
Return on common shareholders' equity	15% - 17%	15.0%	13.1%	14.1%
Efficiency ratio	61% in 2003	62.2%	59.4%	60.8%
Tier 1 capital ratio	7.75% - 8.75%	11.1%	10.7%	

Operating Results

For the second quarter ended April 30, 2002, the National Bank recorded income before goodwill charges of $122 million or 62 cents per share compared to $145 million or 71 cents per share for the corresponding quarter of 2001. Return on common shareholders' equity before goodwill charges was 13.1% as against 16.6% for the second quarter of 2001.

For the first six months of 2002, income before goodwill charges was $268 million or $1.35 per share versus $287 million or $1.42 per share for the same period in 2001. Return on common shareholders' equity before goodwill charges was 14.1% for the first half of 2002 compared to 16.3% for the same period in 2001.

Results by Segment

Earnings for Personal Banking and Wealth Management amounted to $56 million for the second quarter of 2002 compared to $65 million for the corresponding period of 2001. Net interest income for the quarter remained stable at $241 million. The narrower spreads on transaction accounts, attributable to lower interest rates, was offset by wider spreads on credit card loans. Other income for the quarter amounted to $235 million, down from $243 million for the second quarter of 2001 primarily because of a decline in retail brokerage activity. At $362 million, operating expenses for the quarter rose less than 1% from the $360 million recorded in the same quarter of 2001. The provision for credit losses totalled $25 million versus $21 million for the second quarter of 2001.

Earnings for Personal Banking and Wealth Management for the first six months of fiscal 2002 amounted to $124 million compared to $129 million for the same period in 2001.

With regard to Commercial Banking, earnings for the second quarter totalled $28 million as against $29 million for the same period in 2001. Net interest income was $70 million for the quarter, down from $72 million for the corresponding period of 2001 owing to weaker demand for credit in many industrial sectors, despite a stable spread of 2.54%. Operating expenses for the quarter amounted to $39 million versus $37 million for the second quarter of 2001. The provision for credit losses in the second quarter totalled $21 million compared to $22 million for the same period in 2001.

For the first six months of 2002, Commercial Banking earnings amounted to $59 million as against $65 million for the same period in 2001. Two-thirds of the decrease in earnings was attributable to the provision for expected credit losses.

For Financial Markets, Treasury and Investment Banking, second-quarter earnings reached $79 million, up $26 million from the corresponding period a year earlier, representing an increase of almost 50%. Total revenues rose $54 million to $238 million, for a 29% increase. One-third of this rise was attributable to net interest income, primarily because of asset and liability management operations, which offset the narrower spread on transaction deposit accounts in Personal Banking. Institutional operations at National Bank Financial, which included gross earnings of $14 million from merchant banking investments, accounted for the remaining improvement in earnings. Operating expenses amounted to $103 million for the quarter, up 12% from $92 million for the second quarter a year earlier largely owing to variable remuneration. The provision for credit losses stood at $10 million versus $4 million for the corresponding year-earlier period owing to changes in the credit risk rating of accounts with large corporations.

Earnings for Financial Markets, Treasury and Investment Banking since the start of the fiscal year amounted to $143 million, up 47% from the $97 million recorded for the same period in 2001.

Management's Analysis of the Financial Condition and Operating Results (cont.)

Revenues

Revenues for the second quarter of 2002, on a taxable equivalent basis, totalled $827 million as against $798 million for the corresponding period of 2001, for an increase of 4%.

Net interest income, on a taxable equivalent basis, was up 3% to $361 million from $352 million in the second quarter of 2001. Asset and liability management operations chiefly accounted for this rise.

At $466 million, other income, on a taxable equivalent basis, increased 4% over the $446 million recorded in the second quarter of 2001, primarily owing to institutional operations at National Bank Financial.

Operating Expenses

For the second quarter of 2002, operating expenses were $491 million, down from $503 million for the corresponding period of 2001. The efficiency ratio improved from 63.1% for the quarter ended April 30, 2001 to 59.4% this quarter (60% excluding revenues from merchant banking investments), notably because a larger proportion of revenues was generated by Financial Markets, Treasury and Investment Banking.

Provision for Credit Losses and Impaired Loans

The provision for credit losses for the quarter totalled $130 million as against $46 million for the corresponding quarter of 2001. An amount of $100 million was recorded as a provision for credit losses in the telecommunications sector. In addition, the general allowance for credit risk was reduced by $30 million in accordance with the methodology used for creating this allowance.

As at April 30, 2002, allowances for credit losses exceeded impaired loans by $92 million compared to $128 million as at January 31, 2002. At the end of fiscal 2001, net impaired loans stood at $91 million. The increase in net impaired loans was attributable to loans to Teleglobe.

The ratio of gross impaired loans to total tangible capital and allowances remained excellent at 15.9% as at April 30, 2002 compared to 13.6% as at January 31, 2002 and 22.4% as at October 31, 2001.

Assets

The Bank had total assets of $74.7 billion as at April 30, 2002 versus $75.8 billion at the end of fiscal 2001. Loans and acceptances fell $4.4 billion, of which approximately $3 billion was attributable to the sale of U.S. asset-based lending operations. Cash resources, securities and securities purchased under reverse repurchase agreements rose by $3.9 billion.

Savings

Total personal savings administered by the Bank amounted to $64.9 billion as at April 30, 2002, up from $60.8 billion as at October 31, 2001. Savings administered by National Bank Financial accounted for the $4.1 billion increase.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 10.7% and 14.5% respectively as at April 30, 2002, versus 11.1% and 15.0% as at January 31, 2002 and 9.6% and 13.1% as at October 31, 2001. In comparison to the previous quarter, the ratios declined primarily because of the repurchase of 5.6 million common shares under the normal course issuer bid. In addition, on February 15, 2002, the Bank redeemed non-cumulative first preferred shares, Series 11, totalling $100 million.

The improvement in the ratios since October 31, 2001 was due to the reduction in risk-weighted assets, particularly following the sale of U.S. commercial lending operations.

Dividends

At its meeting on May 30, 2002, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 24 cents per common share, payable on August 1, 2002 to shareholders of record on June 27, 2002.

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended April 30 2002	 January 31 2002	 April 30 2001	Six months ended April 30 2002	 April 30 2001
Interest income and dividends					
Loans	**460**	496	627	**956**	1,307
Securities	**128**	138	182	**266**	341
Deposits with financial institutions	**43**	54	73	**97**	156
	631	688	882	**1,319**	1,804
Interest expense					
Deposits	**238**	268	487	**506**	1,035
Subordinated debentures	**27**	28	28	**55**	53
Other	**10**	11	27	**21**	50
	275	307	542	**582**	1,138
Net interest income	**356**	381	340	**737**	666
Other income					
Capital market fees	**150**	128	137	**278**	258
Deposit and payment service charges	**42**	42	39	**84**	78
Trading activities and gains on investment account securities, net	**48**	–	64	**48**	126
Card service revenues	**12**	12	21	**24**	42
Lending fees	**47**	44	43	**91**	86
Acceptances, letters of credit and guarantee	**14**	17	15	**31**	31
Securitization revenues	**49**	46	35	**95**	63
Foreign exchange revenues	**17**	15	14	**32**	31
Trust services and mutual funds	**23**	23	23	**46**	47
Other	**56**	54	49	**110**	92
	458	381	440	**839**	854
Total revenues	**814**	762	780	**1,576**	1,520
Provision for credit losses					
Related to regular operations	**130**	60	46	**190**	89
Related to a revision of the estimated allowance (Note 2)	**–**	185	–	**185**	–
	130	245	46	**375**	89
Operating expenses					
Salaries and staff benefits	**286**	282	266	**568**	529
Premises	**45**	44	45	**89**	90
Computers and equipment	**58**	57	58	**115**	114
Communications	**18**	18	18	**36**	36
Other	**84**	100	116	**184**	211
	491	501	503	**992**	980
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**193**	16	231	**209**	451
Income tax charge (recovery)	**63**	(19)	77	**44**	147
	130	35	154	**165**	304
Non-controlling interest	**8**	7	7	**15**	14
Income before discontinued operations and goodwill charges	**122**	28	147	**150**	290
Discontinued operations (Note 3)	**–**	118	(2)	**118**	(3)
Income before goodwill charges	**122**	146	145	**268**	287
Goodwill charges (Note 4)	**–**	–	5	**–**	9
Net income	**122**	146	140	**268**	278
Dividends on preferred shares	**5**	7	9	**12**	18
Net income applicable to common shares	**117**	139	131	**256**	260
Number of common shares outstanding (thousands)					
Average - basic	**188,828**	190,450	189,757	**189,685**	189,666
Average - diluted	**190,260**	191,350	190,741	**190,814**	190,571
End of period				**185,109**	189,822
Income before discontinued operations and goodwill charges per common share					
Basic	**0.62**	0.11	0.73	**0.73**	1.44
Diluted	**0.62**	0.11	0.72	**0.73**	1.43
Income before goodwill charges per common share					
Basic	**0.62**	0.73	0.71	**1.35**	1.42
Diluted	**0.62**	0.73	0.71	**1.35**	1.41
Net income per common share					
Basic	**0.62**	0.73	0.69	**1.35**	1.37
Diluted	**0.62**	0.73	0.69	**1.35**	1.37
Dividends per common share	**0.24**	0.21	0.21	**0.45**	0.40

Consolidated Balance Sheet

(unaudited) (millions of dollars)	April 30 2002	January 31 2002	October 31 2001	April 30 2001
ASSETS				
Cash resources				
Cash and deposits with Bank of Canada	**249**	605	419	824
Deposits with financial institutions	**8,083**	8,453	5,413	6,149
	8,332	9,058	5,832	6,973
Securities				
Investment account	**6,312**	6,805	6,689	6,416
Trading account	**11,677**	12,031	10,992	11,798
	17,989	18,836	17,681	18,214
Loans				
Residential mortgage	**12,217**	12,264	11,875	11,627
Personal and credit card	**5,998**	5,724	5,866	6,209
Business and government	**19,130**	18,964	23,566	23,009
Securities purchased under reverse repurchase agreements	**5,162**	4,730	4,041	4,219
Allowance for credit losses	**(762)**	(696)	(879)	(862)
	41,745	40,986	44,469	44,202
Other				
Customers' liability under acceptances	**3,027**	3,033	3,593	3,752
Assets held for disposal (Note 3)	**567**	610	–	–
Premises and equipment	**238**	243	250	244
Goodwill	**283**	283	304	314
Other assets	**2,489**	2,718	3,634	2,929
	6,604	6,887	7,781	7,239
	74,670	75,767	75,763	76,628
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	**22,572**	22,388	21,857	21,924
Business and government	**21,635**	22,121	23,362	24,160
Deposit-taking institutions	**6,879**	6,016	6,217	6,308
	51,086	50,525	51,436	52,392
Other				
Acceptances	**3,027**	3,033	3,593	3,752
Obligations related to securities sold short	**6,182**	5,730	5,379	5,636
Obligations related to securities sold under repurchase agreements	**4,690**	6,134	4,407	4,823
Other liabilities	**3,652**	4,079	4,698	3,999
	17,551	18,976	18,077	18,210
Subordinated debentures	**1,630**	1,645	1,647	1,629
Non-controlling interest	**488**	494	487	473
Shareholders' equity				
Preferred shares	**300**	400	492	492
Common shares	**1,628**	1,672	1,668	1,659
Retained earnings	**1,987**	2,055	1,956	1,773
	3,915	4,127	4,116	3,924
	74,670	75,767	75,763	76,628

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)
(millions of dollars)

	Six months ended April 30	
	2002	2001
Capital stock at beginning of period	**2,160**	2,145
Issuance of common shares	**8**	6
Repurchase of common shares for cancellation (Note 6)	**(48)**	–
Redemption of preferred shares, Series 10 and 11 for cancellation (Note 6)	**(192)**	–
Capital stock at end of period	**1,928**	2,151
Retained earnings at beginning of period	**1,956**	1,615
Net income	**268**	278
Dividends		
Preferred shares	**(12)**	(18)
Common shares	**(86)**	(76)
Income taxes related to dividends on preferred shares, Series 10, 11, 12 and 13	**(1)**	(1)
Premium paid on common shares repurchased for cancellation (Note 6)	**(136)**	–
Unrealized foreign exchange gains (losses), net of income taxes	**(2)**	3
Loss on redemption of subordinated debenture, net of income taxes	**–**	(28)
Retained earnings at end of period	**1,987**	1,773

Income per Common Share Before Goodwill Charges
(dollars)


0.8
0.6
0.4
0.2
0.0
2nd Q 2001
3rd Q
4th Q
1st Q 2002
2nd Q

	2nd Q 2001	3rd Q	4th Q	1st Q 2002	**2nd Q**
■ Income per common share before goodwill charges	0.71	0.73	0.73	0.73	**0.62**
▤ Dividend per share	0.21	0.21	0.21	0.21	**0.24**

Return on Common Shareholders' Equity Before Goodwill Charges
(percentage)


17.0
15.5
14.0
12.5
11.0
2nd Q 2001
3rd Q
4th Q
1st Q 2002
2nd Q

	2nd Q 2001	3rd Q	4th Q	1st Q 2002	**2nd Q**
■	16.6	15.9	15.4	15.0	**13.1**

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended April 30 2002	Quarter ended April 30 2001	Six months ended April 30 2002	Six months ended April 30 2001
Cash flows from operating activities				
Net income	**122**	140	**268**	278
Adjustments for:				
Provision for credit losses excluding discontinued operations	**130**	46	**375**	89
Provision for credit losses attributed to discontinued operations	**–**	13	**(50)**	29
Amortization of premises and equipment	**13**	12	**25**	25
Goodwill charges excluding discontinued operations	**–**	5	**–**	9
Goodwill charges attributed to discontinued operations	**–**	–	**–**	1
Future income taxes	**(14)**	7	**(3)**	(49)
Adjustment upon foreign currency translation of subordinated debentures	**(6)**	13	**(7)**	5
Gain on sale of investment account securities, net	**(20)**	(15)	**(28)**	(32)
Change in interest payable	**(43)**	(70)	**(100)**	(63)
Change in interest receivable	**27**	(38)	**46**	23
Income taxes payable	**(18)**	8	**92**	(28)
Change in unrealized losses (gains) and amounts payable on derivative contracts	**(151)**	77	**(66)**	238
Change in trading account securities	**354**	(1,686)	**(685)**	(1,349)
Change in other items	**(9)**	(1,001)	**150**	(1,553)
	385	(2,489)	**17**	(2,377)
Cash flows from financing activities				
Change in deposits	**561**	1,926	**(350)**	1,919
Issuance of subordinated debentures	**–**	–	**–**	300
Redemption and maturity of subordinated debentures	**(9)**	(17)	**(10)**	(82)
Issuance of common shares	**4**	4	**8**	6
Common shares repurchased for cancellation	**(184)**	–	**(184)**	–
Preferred shares redeemed for cancellation	**(100)**	–	**(192)**	–
Dividends paid	**(47)**	(45)	**(96)**	(90)
Change in obligations related to securities sold short	**452**	617	**803**	733
Change in obligations related to securities sold under repurchase agreements	**(1,444)**	89	**283**	(1,494)
Change in other items	**(3)**	5	**(3)**	2
	(770)	2,579	**259**	1,294
Cash flows from investing activities				
Change in loans	**(327)**	86	**1,011**	535
Change in securitization of assets	**(87)**	(72)	**(598)**	706
Proceeds from the sale of asset-based loans	**–**	–	**2,540**	–
Purchases of investment account securities	**(4,628)**	(4,298)	**(9,007)**	(8,849)
Sales of investment account securities	**5,141**	4,277	**9,412**	8,851
Change in securities purchased under reverse repurchase agreements	**(432)**	1,003	**(1,121)**	1,178
Change in premises and equipment	**(8)**	(19)	**(13)**	(20)
	(341)	977	**2,224**	2,401
Increase (decrease) in cash and cash equivalents	**(726)**	1,067	**2,500**	1,318
Cash and cash equivalents at beginning of period	**9,058**	5,906	**5,832**	5,655
Cash and cash equivalents at end of period	**8,332**	6,973	**8,332**	6,973
Cash and cash equivalents				
Cash and deposits with Bank of Canada	**249**	824	**249**	824
Deposits with financial institutions	**8,083**	6,149	**8,083**	6,149
Total	**8,332**	6,973	**8,332**	6,973
Interest and dividends paid	**366**	657	**779**	1,291
Income taxes paid	**95**	62	**40**	224

Segment Disclosure

Quarter ended April 30
(taxable equivalent basis)
(unaudited)
(millions of dollars)

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		**Total**	
Net interest income(1)	**241**	241	**70**	72	**77**	60	**(27)**	(21)	**361**	352
Other income(1)	**235**	243	**34**	35	**161**	124	**36**	44	**466**	446
Total revenues	**476**	484	**104**	107	**238**	184	**9**	23	**827**	798
Operating expenses	**362**	360	**39**	37	**103**	92	**(13)**	14	**491**	503
Contribution	**114**	124	**65**	70	**135**	92	**22**	9	**336**	295
Provision for credit losses(3)	**25**	21	**21**	22	**10**	4	**74**	(1)	**130**	46
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**89**	103	**44**	48	**125**	88	**(52)**	10	**206**	249
Income taxes(1)	**33**	38	**16**	19	**45**	34	**(18)**	4	**76**	95
Non-controlling interest	**–**	–	**–**	–	**1**	1	**7**	6	**8**	7
Income before discontinued operations and goodwill charges	**56**	65	**28**	29	**79**	53	**(41)**	–	**122**	147
Discontinued operations	**–**	–	**–**	–	**–**	–	**–**	(2)	**–**	(2)
Income before goodwill charges	**56**	65	**28**	29	**79**	53	**(41)**	(2)	**122**	145
Average assets	**27,699**	27,382	**11,310**	11,621	**39,055**	38,636	**(6,992)**	(7,014)	**71,072**	70,625

Six months ended April 30
(taxable equivalent basis)
(unaudited)
(millions of dollars)

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		**Total**	
Net interest income(2)	**491**	479	**141**	141	**169**	107	**(54)**	(37)	**747**	690
Other income(2)	**469**	477	**70**	72	**275**	246	**71**	75	**885**	870
Total revenues	**960**	956	**211**	213	**444**	353	**17**	38	**1,632**	1,560
Operating expenses	**718**	702	**77**	71	**200**	176	**(3)**	31	**992**	980
Contribution	**242**	254	**134**	142	**244**	177	**20**	7	**640**	580
Provision for credit losses(3)	**49**	49	**41**	36	**15**	14	**270**	(10)	**375**	89
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**193**	205	**93**	106	**229**	163	**(250)**	17	**265**	491
Income taxes(2)	**69**	76	**34**	41	**84**	64	**(87)**	6	**100**	187
Non-controlling interest	**–**	–	**–**	–	**2**	2	**13**	12	**15**	14
Income before discontinued operations and goodwill charges	**124**	129	**59**	65	**143**	97	**(176)**	(1)	**150**	290
Discontinued operations	**–**	–	**–**	–	**–**	–	**118**	(3)	**118**	(3)
Income before goodwill charges	**124**	129	**59**	65	**143**	97	**(58)**	(4)	**268**	287
Average assets	**27,818**	27,202	**11,449**	11,729	**38,876**	36,771	**(7,100)**	(5,719)	**71,043**	69,983

Personal Banking and Wealth Management This segment comprises the branch network, intermediary services, full-service retail brokerage, discount brokerage, mutual funds, trust services, credit cards and insurance.

Commercial Banking This segment includes commercial banking services in Canada and real estate.

Financial Markets, Treasury and Investment Banking This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, corporate brokerage and portfolio management.

Other This segment comprises securitization operations, gains from the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Net interest income was grossed up by $5 million ($12 million in 2001) and other income by $8 million ($6 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(2) Net interest income was grossed up by $10 million ($24 million in 2001) and other income by $46 million ($16 million in 2001) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes.

(3) Provisions for credit losses for the business segments are determined based on expected losses, which are established through statistical analyses.

Loans, Impaired Loans and Allowance for Credit Losses

(unaudited)
(millions of dollars)

Loans and Impaired Loans

	Gross amount	Impaired loans Gross	Specific allowance	Net	General allowance	Country risk allowance	Net balance
April 30, 2002							
Residential mortgage loans	12,217	33	6	27	–	–	27
Personal and credit card loans	5,998	57	28	29	–	–	29
Business and government loans	19,130	580	302	278	–	21	257
Securities purchased under reverse repurchase agreements	5,162	–	–	–	–	–	–
	42,507	670	336	334	–	21	313
General allowance	–	–	–	–	405	–	(405)
	42,507	670	336	334	405	21	(92)
October 31, 2001							
Residential mortgage loans	11,875	46	6	40	–	–	40
Personal and credit card loans	5,866	129	21	108	–	–	108
Business and government loans	23,566	795	314	481	–	38	443
Securities purchased under reverse repurchase agreements	4,041	–	–	–	–	–	–
	45,348	970	341	629	–	38	591
General allowance	–	–	–	–	500	–	(500)
	45,348	970	341	629	500	38	91

Allowance for Credit Losses

For the six months ended

	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance	**April 30 2002**	April 30 2001
Allowance at beginning	341	306	194	38	**879**	936
Transfer of provision to assets held for disposal	(31)	–	–	–	**(31)**	–
Amounts related to discontinued operations	–	(65)	–	–	**(65)**	–
Provision for credit losses						
Related to regular operations	220	26	(56)	–	**190**	89
Related to a revision of the estimated allowance	185	–	–	–	**185**	–
Write-offs	(385)	–	–	(29)	**(414)**	(185)
Recoveries	6	–	–	–	**6**	22
Transfer	–	–	–	12	**12**	–
Allowance at end	336	267	138	21	**762**	862

Notes to the Consolidated Financial Statements

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2001. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2002.

1. Significant Accounting Policies

The unaudited interim consolidated financial statements of the Bank, as at April 30, 2002, were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies adopted in the Bank's most recent annual report for the year ended October 31, 2001, with the exception of the new standard described in Note 4.

2. Provision for Credit Losses Related to a Revision of the Estimated Allowance

During the first quarter of 2002, the Bank re-assessed the realizable value of its impaired loan portfolio, taking into account current economic conditions and its goal of accelerating the disposal of this portfolio. Following this re-assessment, the Bank adjusted the estimated allowance for these loans and recorded a provision of $185 million.

3. Discontinued Operations

On January 15, 2002, the Bank finalized the sale of its asset-based lending operations in the United States to PNC Financial Services Group. This transaction generated a gain of $79 million, net of restructuring costs, and net of income taxes of $62 million. Moreover, $41 million of the general allowance for credit risk, less income taxes of $24 million, was reversed under "Discontinued operations". Taking into account the results of these operations during the first quarter, the total contribution from discontinued operations was $118 million, less income taxes of $85 million. The remainder of the loans included in the agreement, representing $567 million as at April 30, 2002, is shown on the balance sheet under the heading "Assets held for disposal". They constitute the asset-based loans covered by an 18-month servicing agreement with PNC Financial Services Group.

4. Goodwill

On November 1, 2001, the Bank adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) entitled "Goodwill and Other Intangible Assets". As of that date, the Bank ceased to amortize goodwill and began the transitional impairment test to detect a possible depreciation in goodwill and assess the loss in value, if applicable. The transitional impairment test was completed in the second quarter of 2002 and the Bank concluded that goodwill as at November 1, 2001 had not been impaired. Aside from eliminating goodwill amortization charges, which amounted to $10 million for the six months ended April 30, 2001, this new standard had no impact on the financial statements for the six months ended April 30, 2002.

5. General Allowance for Credit Risk

In 1998, in accordance with the guidance provided by the Superintendent of Financial Institutions Canada (the "Superintendent"), the Bank increased its general allowance for credit risk by $300 million and applied this one-time adjustment to retained earnings. This adjustment did not comply with Canadian GAAP. In 2001, after evaluating the adequacy of the general allowance for credit risk in accordance with Canadian GAAP, the general allowance was established at $403 million (see Note 27 of the 2001 annual financial statements). During the first quarter of 2002, following the sale of its asset-based lending operations in the United States, the Bank reversed an amount of $65 million under "Discontinued operations" ($41 million net of income taxes), representing the portion of the general allowance related to its asset-based lending portfolio in the United States. In addition, following an evaluation of the adequacy of the general allowance for credit risk as at January 31, 2002, the allowance was established at $435 million.

Had the Bank followed Canadian GAAP in the first quarter of 2002, net income would have decreased by $65 million (no impact in the first quarter of 2001), loan loss provisions would have increased by $97 million (no impact in the first quarter of 2001), income taxes would have decreased by $32 million (no impact in the first quarter of 2001), and basic and diluted net income per common share would have decreased by $0.34 (no impact in the first quarter of 2001).

There is no impact as at January 31, 2002 on the unaudited Consolidated Balance Sheet, on the unaudited Consolidated Statement of Changes in Shareholders' Equity and on the book value per common share (see Note 1 of the 2001 quarterly financial statements for the impact as at January 31, 2001).

Furthermore, had the Bank followed Canadian GAAP in the first quarter of 2002, return on common shareholders' equity before goodwill charges would have decreased by 7.08% (0.85% in the first quarter of 2001).

Since January 31, 2002, the general allowance for credit risk has complied with Canadian GAAP and the accounting treatment prescribed by the Superintendent.

6. Capital Stock

(millions of dollars)

Issued and fully paid as at May 17, 2002

First preferred shares	
5,000,000 shares, Series 12	125
7,000,000 shares, Series 13	175
	300
184,768,632 common shares	1,628
	1,928
5,964,240 stock options outstanding	N/A

6. Capital Stock (cont.)

Redemption of preferred shares

On November 16, 2001, the Bank redeemed all 3,680,000 Series 10 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $92,000,000.

On February 15, 2002, the Bank redeemed all 4,000,000 Series 11 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $100,000,000.

Repurchase of common shares

The Bank made a normal course issuer bid on March 5, 2002. Under the terms of the bid, the Bank will repurchase up to 9,500,000 common shares over a 12-month period ending no later than March 4, 2003. Purchases are to be made on the open market at market prices through the facilities of The Toronto Stock Exchange, with the Bank determining the number and timing of purchases. Premiums paid above the average carrying value of the common shares are to be charged to retained earnings. As at April 30, 2002, the Bank had repurchased 5,578,760 common shares at a cost of $184 million, which reduced common shares by $48 million and retained earnings by $136 million.

7. Acquisition

On April 15, 2002, the Bank announced that it had entered into a definitive agreement to acquire the U.S. based investment bank Putnam Lovell Group Inc., which in future would be called Putnam Lovell NBF.

Putnam Lovell is a premier investment boutique with a global practice in mergers and acquisitions, structured finance, equity research, equity sales and trading and private equity, all focused on the financial services industry. The acquisition, which is expected to close in June 2002, is subject to regulatory approval.

Canada leads G7 Countries

The Canadian economy managed to weather the economic slowdown in the United States relatively unscathed. In fact, according to forecasts by the International Monetary Fund, Canada's economy should continue to do well, as its growth is expected to outstrip that of all G7 countries in 2002 and 2003.

The many reasons for this strong economic performance include a particularly aggressive easing of the country's monetary policy, with the Bank of Canada cutting its trendsetting rate by 375 basis points between January 2001 and January 2002. This coincided with a depreciation in the Canadian dollar which was equivalent to shaving an additional 175 basis points off the trendsetting rate, for a total rate reduction of 550 basis points. This monetary easing has had, and will continue to have, a considerable impact on consumer spending and residential construction. Moreover, compared to the United States, Canada probably had fewer companies whose survival was threatened when the technology bubble burst. Lastly, as a net exporter of energy, Canada was able to benefit from the higher oil and gas prices which prevailed throughout much of 2001.

Following the large-scale liquidation of their inventories at the end of 2001, companies will have to restock in 2002 and this will fuel growth. The manufacturing sector, which bore the brunt of the U.S. economic slump in 2001, has indeed been picking up since January. The increase in new orders for manufactured goods in the United States probably means that Canadian manufacturers will have to boost output even more in order to satisfy demand south of the border.

Although an economic recovery is also under way in the United States, Canada's strong labour market gives it a definite edge. Between April 2001 and April 2002, Canada created 335,000 jobs, while the United States cut 1.5 million positions. Canada's strong labour market augurs well for consumer spending, which is also expected to benefit from an active housing market and all the spending normally associated with the purchase of a new home.

For now, the excess capacity does not suggest that business investment will pick up soon. However, the Canadian economy appears to have the momentum needed to ensure a sustainable recovery, while it waits for the U.S. economy to regain full steam. Canada will be the only G7 country to post a public sector budget surplus in 2002 and 2003, in addition to a current account surplus.

The regions

The slide in demand south of the border took its heaviest toll on Canada's manufacturing industry, which is concentrated in Quebec and Ontario. Consequently, these two provinces now stand to gain from the current turnaround in this sector. Quebec's economy was severely hit in early 2001 by the collapse in demand for electronic equipment in the United States and a decline in non-residential investment, as work on major projects was completed. By year-end, however, economic growth was in line with the national average, driven here as well by consumer spending and residential construction.

In the first quarter of 2002, Quebec accounted for 40% of the new jobs created in Canada. Later in the year, growth will be fuelled by the government investments announced in the November 2001 budget and other private investments. The outlook for 2003 is even better, as manufacturing of high-tech equipment is expected to pick up. The only clouds on the horizon are the U.S. duties on softwood lumber, and the closing of the GM plant in Boisbriand slated for September 2002.

In Ontario, the drastic clearing of inventories in the final quarter of 2001 suggests that they will have to be rebuilt, a process which could already be under way judging from the recent rise in manufacturing employment. The strong housing market bodes well for manufacturers of building materials, household appliances and furniture, while the relatively fast pace of population growth, due to immigration and migration from other provinces, also serves as a positive structural factor.

In 2002, economic growth will again be highest in Newfoundland, as offshore oil production begins at Terra Nova. In 2003, the province's economic growth will remain respectable with the construction of White Rose, its third offshore site. Energy, however, will not benefit all provinces in the same way as Alberta's growth is expected to slow in 2002. It should be borne in mind, however, that this province led Canada's growth in 2001. Exploration and drilling activities bottomed out at the beginning of 2002. Prices for oil and gas have since improved which means that the pace of these activities will gradually increase during the course of this year. In 2001, British Columbian exports were hit hard by the downturn in the world economy and the dispute over softwood lumber. The province cannot count on a robust recovery until world demand for commodities firms up in 2003.

National Bank launches 9th edition of "The SMEs of the National Bank" Recognition Program: On April 11, the Bank launched the ninth edition of its recognition program which pays tribute to the exceptional performance of the Bank's business clients that operate throughout its 14 regions in Quebec and in all sectors of economic activity. As in previous years, a company from each region will be chosen to participate in the province-wide finals in the *Small Business*, *SME* and *Agricultural SME* categories. Moreover, a company that stands out for its achievements in exports will be named *Export SME*.

The Bank's Economic Analysis Department now with National Bank Financial: On April 26, the Bank announced that all the economists of its financial group would be teaming up in a single unit headed by Clément Gignac, Portfolio Strategist and Chief Economist at NBF. Not only will this reorganization create greater synergy among the various components of the Bank, but it will also promote a more global view of the markets while emphasizing the Bank's exceptional expertise in economic analysis.

National Bank Discount Brokerage offers fixed income securities via the Internet: National Bank Discount Brokerage clients are now able to trade fixed income securities such as bonds, guaranteed investment certificates, Treasury bills and debentures on the Bank's Internet site without having to go through a representative. These securities are becoming increasingly popular with people who want to manage their portfolios more conservatively as they are much less sensitive to market fluctuations.

Réal Raymond, guest speaker at the *Fondation Aline-Letendre* fund-raising dinner: On January 30, Réal Raymond was the guest of the *Fondation Aline-Letendre*, an organization that collects funds to improve the quality of life for residents of the *Hôtel-Dieu* hospital in Saint-Hyacinthe. Speaking to the *Fondation*'s hundreds of guests, Mr. Raymond gave a positive report on the performance of the National Bank and that of the Quebec economy, stating that in his opinion the first was closely tied to the second.

General Information

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact Elaine Carr, Director – Investor Relations, by telephone at (514) 394-0296 or by fax at (514) 394-6196. For more information about the Bank and its publications, you can visit the Bank's website at **www.nbc.ca**

Direct Deposit Service for Dividends

For security purposes, the National Bank offers its shareholders the possibility of having their dividend payments deposited directly to an account at the financial institution of their choice, provided it is equipped with an electronic funds transfer system.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171.

Dividend Reinvestment and Share Purchase Plan

The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can reinvest their dividends in common shares of the Bank without paying any commissions or administration fees.

Participants in the Plan may reinvest all cash dividends paid on their eligible shares or, if they wish, make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

Additional information may be obtained from the Registrar, National Bank Trust, at 1-800-341-1419 or (514) 871-7171.

www.nbc.ca/investorrelations

NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

